October 8, 2008

Mail Stop 3561

James M. Cassidy, President
Canistel Acquisition Corporation
1504 R Street, N.W.
Washington, D.C. 20009

Re: Canistel Acquisition Corporation
**   Form 10**
**   File No. 0-53255**

Dear Mr. Cassidy:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

            Sincerely,

            John D. Reynolds
            Assistant Director

cc: Lee Cassidy
        fax: (202) 745-1920